Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 5, 2006

Revised Barrick Offer to Purchase Placer Dome Exchanges: Barrick: (NYSE, TSX: ABX) ; Placer: (NYSE, TSX, ASX: PDG) New Expiry: 12:00 midnight (Toronto time) on January 19, 2006

Out-bound Script to Registered Shareholders

Hello, my name is <insert your name>, and I’m calling on behalf of Barrick Gold Corporation to provide <insert shareholder name> with an update concerning his/her investment in Placer Dome Inc. <wait for response> Can we discuss the Revised Barrick Offer briefly?

IF YES	IF NO
Thank you.

Barrick Gold Corporation and Placer Dome have reached an agreement pursuant to which Barrick has among other things, (i) increased its offer price to acquire Placer Dome and (ii) extended the expiry of the Offer to January 19, 2006. Following an extensive review of strategic alternatives and the opinion of its financial advisors, the Board of Directors of Placer Dome has unanimously recommended that its shareholders accept the Revised Barrick Offer. The terms of the purchase and the reasons why you should accept the Revised Barrick Offer are discussed in the Notice of Extension and Variation dated January 4, 2006 and Placer Dome's Directors Circular dated January 4, 2006 that has been mailed to you. These documents can be found online at www.barrick.com/offertoplacer, www.sedar.com or www.sec.gov.

Here are a few reasons why you should accept the Revised Barrick Offer:

1.    The Revised Barrick Offer represents improved value to Placer Dome shareholders at a premium of 39% based on the average closing price of the  last ten trading days on the NYSE prior to the announcement of the Initial Barrick Offer. This is an increase of over 12% to the Initial Barrick Offer and is consistent with the premium in comparable gold industry acquisition transactions;
2.     Placer Dome shareholders will receive either US$22.50 (the cash alternative) or 0.8269 of a Barrick common share and US$0.05 in cash (the share alternative) for each common share of Placer Dome, in each case subject to pro ration;
3.     Additional Reasons to Accept the Revised Barrick Offer:
•  The Placer Board has concluded that the Revised Barrick Offer is the best alternative available;
•  Creation of a Highly-Respected Global Gold Mining Company:
•  Substantial Anticipated Cost and Related Synergies:
•  Unrivaled Pipeline of Projects:
•  Scope, Scale and Financial Strength:
•  Value Creation for All Shareholders:

(See Notice of Variation and Extension and Placer Dome Notice of Change to Directors’ Circular for more information)

May I please give you our toll-free number and website address if you have any questions?

Call

Kingsdale: 1-866-877-2571

MacKenzie: 1-800-322-2885

or visit us online

at: www.barrick.com/offertoplacer

Thank you for your time.

In order to accept the Revised Barrick Offer, please complete the yellow letter of transmittal that you have previously received and deposit it along with the share certificate(s) in the enclosed envelope to the Depositary (CIBC Mellon Trust Company), along with all other documents required by the instructions set out in the letter of transmittal. Alternatively, you can complete the pink Notice of Guaranteed Delivery if your shares are not immediately available. Please remember that you must tender your shares by no later than January 19, 2006. If you have previously tendered your shares, no further action is required. If you are a shareholder in the U.S., you may also accept the Offer by following the procedures for book-entry transfer and having your shares tendered by your nominee through The Depository Trust Company.  If you have any questions or require further assistance in tendering your shares, we can be reached at [Kingsdale 1-866-877-2571] [MacKenzie 1-800-322-2885]. Thank you very much for your time. Have a nice day/night!

Answering Machines Message:
“Hello, this message is for <insert shareholder name>. This is <insert your name>, and I’m calling to provide you with an update concerning your investment in Placer Dome Inc. Barrick Gold Corporation and Placer Dome have reached an agreement pursuant to which Barrick has among other things, (i) increased its offer price to acquire Placer Dome and (ii) extended the expiry of the Offer to January 19, 2006. The Board of Directors of Placer Dome has unanimously recommended that its shareholders tender their shares to the Revised Barrick Offer. The terms of the purchase and the reasons why you should accept the Revised Barrick Offer are discussed in the Notice of Extension and Variation dated January 4, 2006 and Placer Dome's Directors Circular dated January 4, 2006 that has been mailed to you. If you have questions or require further assistance in depositing your shares, we can be reached at [Kingsdale 1-866-877-2571] [MacKenzie 1-800-322-2885] Thank you very much for your time. Have a nice day/night!”

J	Remember: Speak slowly, especially when providing a phone number	J
 Rep-please provide written comments of the following:
1) Tendering, 2) Undecided (provide written comments), 3) Not Tendering (provide written comments)